P.E. 2/11/02

02016076

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ **No X**

ELTEK LTD.

6-K Items

1. Eltek Ltd. Press Release dated February 19, 2002.

ITEM 1

Tuesday February 19, 8:05 am Eastern Time

Press Release

SOURCE: Eltek Ltd.

Eltek Signs Memorandum of Understanding to Acquire German PCB Manufacturer

PETACH-TIKVA, Israel, Feb. 19 /PRNewswire-FirstCall/ -- Eltek Ltd. (Nasdaq: ELTK - news), the leading Israeli manufacturer of advanced circuitry solutions, today announced that it has signed a memorandum of understanding to purchase 76% of a privately held German PCB manufacturer for approximately $2 million. Eltek anticipates closing the purchase within 75 days.

The Company specializes in short run and prototype boards, including multi-layer, flex-rigid and high density interconnect (HDI). Its customers include companies engaged in telecommunications, defense, aerospace and industrial measurement equipment. Current employees will remain with the Company following the acquisition.

Commenting on the agreement, Arieh Reichart, President and CEO of Eltek said, ``We are acquiring a well-established Company in the specialty PCB market, with a solid reputation in the German market and a loyal customer base. The Company has a strong sales and marketing staff that will be focused on significantly enhancing business activities in Germany and Israel. This provides Eltek with instant and substantial inroads into the German market, while complimenting its existing relationships throughout the rest of Europe. This potential acquisition will provide Eltek with extremely capable employees, as well as additional sales and marketing channels. This new sales and marketing strength will prove vital to Eltek's prominence in the marketplace as we work to expand our presence in Germany, as well as continue our efforts to grow throughout Europe.

"Given our recent efforts to improve efficiency at our main production facility in Israel, we are well equipped to handle a production increase. This potential acquisition furthers our efforts to establish Eltek as the standard for high-end printed circuit board technology," Mr. Reichart concluded.

The Company noted that it would discuss this, as well as other recent developments when it reports its fourth quarter and year-end 2001 financial results on Thursday, February 21, 2002.

About Eltek

Eltek is one of Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

You may register to receive Eltek's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

SOURCE: Eltek Ltd.

1077596.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.

By: A. Reichart
Arieh Reichart
President and Chief Executive Officer

Date: February 19, 2002